1/29

05012960

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Hunter Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 02 2005

**NEW ADDRESS

FILE NO. 82- 4653 FISCAL YEAR 2-28-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/1/05

82-4653

RECEIVED
2005 NOV 29 P 1:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
2-28-05

Global Hunter Corp.

(formerly Auterra Ventures Inc.)

Financial Statements

February 28, 2005

Financial Statements

February 28, 2005 **Page**

Auditors' Report	3
Balance Sheets	4
Statements of Operations and Deficit	5
Statements of Cash Flows	6
Statements of Deferred Exploration Costs	7
Notes to the Financial Statements	8 - 21

CHARTERED
ACCOUNTANTS
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Global Hunter Corp.
(formerly Auterra Ventures Inc.)

We have audited the balance sheets of Global Hunter Corp. (formerly Auterra Ventures Inc.) as at February 28, 2005 and February 29, 2004 and the statements of operations and deficit, cash flows, and deferred exploration costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
June 21, 2005

Global Hunter Corp.
(formerly Auterra Ventures Inc.)

Balance Sheets

	February 28, 2005	February 29, 2004
Assets		(note 16)
Current		
Cash (note14)	$ 357,047	$ 5,982
Cash in trust	-	556
Account receivable (note 4)	-	58,749
Goods and services tax recoverable	19,795	21,584
Share subscriptions receivable (note 10)	81,200	-
Prepaid expenses	2,417	3,250
Temporary investments (notes 3 and 5)	300,868	-
	761,327	90,121
Due from related party (note 6)	**1,576**	1,576
Property, plant and equipment (notes 3 and 7)	**2,450**	3,062
Mineral properties and deferred exploration costs (notes 3 and 8)	**241,778**	253,642
Deposit	**4,000**	4,000
	$ 1,011,131	$ 352,401
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 193,285	$ 328,879
Due to related parties (note 9)	141,278	158,065
	334,563	486,944
Loan payable	-	8,936
	334,563	495,880
Share Capital and Deficit		
Share capital (note 10)	**4,006,510**	2,773,734
Contributed surplus (note 10)	**58,471**	58,716
Deficit	**(3,388,413)**	(2,975,929)
	676,568	(143,479)
	$ 1,011,131	$ 352,401

Approved by the Directors:

"Rod Husband" **Director**

"Ray Roland" **Director**

Global Hunter Corp.
(formerly Auterra Ventures Inc.)

Statements of Operations and Deficit

For the year ended	February 28, 2005	February 29, 2004
Expenses		
Accounting and audit	$ 23,793	$ 26,610
Amortization	612	1,474
Bad debts	43,881	-
Consulting	34,044	15,000
Interest	46,991	13,216
Interest on long-term debt	536	662
Legal fees	92,850	73,577
Loss on write-down of mineral properties	106,111	238,739
Management fees	30,000	30,000
Office and miscellaneous	24,277	8,151
Rent	27,000	36,000
Stock-based compensation	-	58,716
Transfer agent and filing fees	25,792	18,892
Travel and promotion	36,547	22,642
	492,434	543,679
Interest income	(161)	(53)
Loss before other items	492,273	543,626
Other items		
Gain on sale and write-down of marketable securities	-	(2,554)
Loss on sale of property, plant and equipment	-	3,313
Loss for the year before taxes	**492,273**	544,385
Future income tax recovery	**(79,789)**	-
Net loss for the year	**412,484**	544,385
Deficit, beginning of year	**2,975,929**	2,431,544
Deficit, end of year	**$ 3,388,413**	$ 2,975,929
Basic and diluted loss per share	**$ (0.03)**	$ (0.06)
Weighted average common shares outstanding	**13,836,646**	9,697,747

Global Hunter Corp.
(formerly Auterra Ventures Inc.)

Statements of Cash Flows

For the year ended		February 28, 2005		February 29, 2004
				(note 16)
Operating activities				
Net loss for the year	$	(412,484)	$	(544,385)
Adjustments:				
Amortization		612		1,474
Bad debts		43,881		-
Gain on sale and write-down of marketable securities		-		(2,554)
Loss on sale of property, plant and equipment		-		3,313
Loss on write-down of mineral properties		106,111		238,739
Future tax recovery		(79,789)		-
Interest on long-term debt		-		662
Stock-based compensation		-		58,716
		(341,669)		(244,035)
Changes in non-cash working capital items:				
Goods and services tax recoverable		1,789		(13,507)
Prepaid expenses		833		6,159
Accounts payable and accrued liabilities		(135,594)		(46,488)
Due to related parties		(16,787)		14,697
		(491,428)		(283,174)
Financing activities				
Loan payable		(8,936)		-
Share capital issued for cash, net of share issue costs		1,178,120		400,000
		1,169,184		400,000
Investing activities				
Proceeds on sale of marketable securities		-		5,554
Proceeds on sale of property, plant and equipment		-		700
Acquisition costs of temporary investments		(250,000)		-
Acquisition costs of mineral properties		(60,494)		(60,000)
Deferred exploration and development costs		(16,753)		(52,770)
Deposit		-		(4,000)
		(327,247)		(110,516)
Net Increase in cash		**350,509**		6,310
Cash, beginning of year		**6,538**		228
Cash, end of year	**$**	**357,047**	$	6,538

Supplemental cash flow information (note 13)

Global Hunter Corp.
(formerly Auterra Ventures Inc.)

Statements of Deferred Exploration Costs

February 28, 2005 and February 29, 2004

	Mineral Properties							
	Rabbit North Properties	Rabbit South Properties	AR Properties	**February 28, 2005** Total	Rabbit North Properties	Auterra Properties	AR Properties	February 29, 2004 Total
								(note 16)
Exploration costs:								
Administration and miscellaneous	$ 450	$ -	$ 1,184	$ 1,634	$ 16,168	$ 307	$ -	$ 16,475
Assays	1,629	-	-	1,629	1,925	-	-	1,925
Drilling	-	-	-		12,260	-	-	12,260
Field work	2,575	-	-	2,575	7,286	-	-	7,286
Geological	4,982	5,933	-	10,915	14,824	-	-	14,824
Total costs incurred during the year	9,636	5,933	1,184	16,753	52,463	307	-	52,770
Balance of costs at beginning of year	66,713	-	77,428	144,141	14,250	83,433	77,428	175,111
	76,349	5,933	78,612	160,894	66,713	83,740	77,428	227,881
Write-off of costs related to abandoned mineral properties	-	-	(78,612)	(78,612)	-	(83,740)	-	(83,740)
Balance of costs at end of year	$ 76,349	$ 5,933	$ -	$ 82,282	$ 66,713	$ -	$ 77,428	$ 144,141

1. Nature of Business and Continued Operations

Global Hunter Corp. (formerly: Auterra Ventures Inc.) (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition and development of mineral properties located in Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
February 28, 2005	$ 3,388,413	$ 426,764
February 29, 2004	$ 2,975,929	$ (396,823)

2. Name Change

Pursuant to a special resolution passed by the shareholders of the Company on February 24, 2005, the Company changed its name from Auterra Ventures Inc. to Global Hunter Corp., effective February 24, 2005.

3. Significant Accounting Policies

a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

3. **Significant Accounting Policies** (continued)

a) **Mineral properties and deferred exploration costs** (continued)

Exploration costs renounced due to Flow-through Share Subscription Agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties.

b) **Asset Retirement Obligations**

The Company has adopted the CICA's new Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

Management of the Company has determined that the adoption of this policy has had no effect in the current year.

c) **Temporary Investments**

Cashable Guaranteed Investment Certificates are valued at cost plus accrued interest. Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

d) **Property, Plant and Equipment**

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rate:

Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

3. **Significant Accounting Policies** (continued)

e) **Share capital – flow-through shares**

Effective March 19, 2004 the Canadian Institute of Chartered Accountants issued guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee abstract-EIC 146. All flow-through shares issued by the Company on or after March 19, 2004 will be accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deductions, the realisation of the deductible temporary differences will be credited to income in the period of renunciation.

f) **Stock-based Compensation**

The Company has adopted an incentive stock option plan which is described in note 10.

All stock-based awards are measured and recognized using the fair-value method. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities.

g) **Loss per Share**

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

h) **Share Issue costs**

Costs associated with the issuance of share capital are charged directly to share capital.

i) **Use of Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. **Significant Accounting Policies** (continued)

j) **Financial Instruments**

All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where applicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

4. **Account Receivable**

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company had acquired from Merrex Resources Ltd. (formerly: LMX Resources Ltd.) ("Merrex") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid totalled $56,720.

During the year ended February 28, 2002, Merrex repudiated the Agreement. By a Settlement of Judgement Agreement dated March 17, 2002, Merrex will reimburse the Company for acquisition and exploration expenditures, goods and services tax recoverable and court costs totalling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgement Agreement (received); and
- Common shares with a value of $58,749 of Merrex's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of Merrex's arm's length trade creditors, on or before May 27, 2003.

The Company received 1,292,845 shares of Merrex valued at a cost of $14,868 and recorded $43,881 bad debt expense during the current year.

5. **Temporary Investments**

	2005	2004
Cashable Guaranteed Investment Certificates due February 22, 2006, at cost plus accrued interest at 2.30% per annum	$ 250,000	$ -
Merrex Resources Ltd. (1,292,845 shares, market value $12,929) (2004 - $Nil)	14,868	-
Ballad Gold & Silver Ltd. (200,000 shares, market value $62,000) (2004 - $Nil)	36,000	-
	$ 300,868	$ -

6. **Due from Related Party**

An amount due from a corporation controlled by the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment, accordingly, the fair value cannot be readily determined.

7. Property, Plant and Equipment

	Cost	Accumulated Amortization	**February 28, 2005** Net Book Value	February 29, 2004 Net Book Value
Furniture and fixtures	$ 6,600	$ 4,150	$ 2,450	$ 3,062

8. Mineral Properties and Deferred Costs

	February 28, 2005			
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a) Auterra Properties	$ 1	$ -	$ -	$ 1
b) AR Properties	27,500	78,612	(106,111)	1
c) Rabbit North Properties	53,494	76,349	-	129,843
d) Rabbit South Properties	106,000	5,933	-	111,933
e) Whitehorse Properties	-	-	-	-
	$ 186,995	$ 160,894	$ (106,111)	$ 241,778

	February 29, 2004			
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a) Auterra Properties	$ 155,000	$ 83,740	$ (238,739)	$ 1
b) AR Properties	27,500	77,428	-	104,928
c) Rabbit North Properties	57,000	66,713	-	123,713
d) Rabbit South Properties	25,000	-	-	25,000
e) Whitehorse Properties	-	-	-	-
	$ 264,500	$ 227,881	$ (238,739)	$ 253,642

a) Auterra Properties

i) By an Agreement dated January 29, 1998 (amended June 30, 2000), the Company acquired a 100% interest in eight Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division of British Columbia for consideration of $65,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

By an Agreement dated January 29, 1998, the Company acquired a 100% interest in four Crown granted mineral claims located in the Alberni and Victoria Mining Divisions of British Columbia for consideration of $30,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

8. Mineral Properties and Deferred Costs (continued)

a) Auterra Properties (continued)

The properties are subject to a 2% royalty payable on the first 500,000 ounces of gold equivalent produced from the property and a 1% royalty thereafter.

A finder's fee of $8,000 was paid as a result of these Agreements.

ii) By a Terminated Option Agreement dated August 5, 1999, the Company received 100,000 shares of the capital stock of Cora Resources Ltd. at a price of $0.10 per share.

During the previous year, the management of the Company resolved to write-down the value of the project to a nominal value.

b) AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty ("NSR")) in twenty-five mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totalling $185,000 ($5,000 paid);
- 100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and
- Incurring exploration and development expenditures totalling $250,000 ($78,612 paid).

During the current year, the management of the Company resolved to write-down the value of this project to a nominal value.

c) Rabbit North Properties

By an Option Agreement dated December 3, 2002 the Company may acquire a 100% interest (subject to a 3% NSR on gold and silver production and a 2% NSR on all other mineral products produced) in thirteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totalling $245,000 as follows:
  - $ 5,000 within seven days of execution of the Agreement (paid);
  - $ 10,000 on or before April 15, 2003 (paid);
  - $ 20,000 on or before November 30, 2003 (paid);
  - $ 20,000 on or before November 30, 2004 (paid);
  - $ 30,000 on or before November 30, 2005;
  - $ 40,000 on or before November 30, 2006; and
  - $120,000 on or before November 30, 2007.

8. Mineral Properties and Deferred Costs (continued)

c) Rabbit North Properties (continued)

- Issue 300,000 shares of the Company's capital stock as follows:
  - 100,000 shares of the Company's capital stock to be issued within ten days of TSX Venture Exchange ("TSX") acceptance of the Agreement (issued at a price of $0.11 per share);
  - 100,000 shares on or before November 30, 2004 (issued at a price of $0.11 per share); and
  - 100,000 shares on or before November 30, 2005 (issued at a price of $0.12 per share).

- Incur exploration and development expenditures totalling $1,000,000 as follows:
  - $ 100,000 on or before November 30, 2003;
  - $ 50,000 on or before November 30, 2004;
  - $ 50,000 on or before November 30, 2005;
  - $ 50,000 on or before November 30, 2006; and
  - $ 750,000 on or before November 30, 2007.

Further consideration includes the payment of advance royalties of $25,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one-third of the 3% NSR on gold and silver production for $500,000 and/or one half of the 2% NSR on all other mineral products for $500,000.

By a Mineral Property Option Agreement dated January 28, 2004 the Company granted Ballad Gold & Silver Ltd. ("Ballad") of Vancouver, British Columbia an option to acquire up to a 70% interest in the Company's fifteen Rabbit North claims described above for consideration of:

For a 50% interest:

- Cash payments totalling $70,000 as follows:
  - $ 30,000 on or before November 30, 2005; and
  - $ 40,000 on or before November 30, 2006.

- Issue 350,000 shares of Ballad's capital stock as follows:
  - 200,000 shares within ten days of TSX acceptance of the Agreement (received at a price of $0.18 per share); and
  - 150,000 shares within 45 days of receipt of notice that the Company has earned a 50% interest in the claims pursuant to the Agreement dated December 8, 2002 described above.

- Incur exploration and development expenditures totalling $600,000 as follows:
  - $ 100,000 on or before June 30, 2004 (incurred);
  - $ 150,000 on or before November 30, 2004;
  - $ 200,000 on or before November 30, 2005; and
  - $ 150,000 on or before November 30, 2006.

The Company has the right to limit Ballad's interest in the claims to a 50% interest by issuing to Ballad 100,000 shares of the Company's capital stock and foregoing the second tranche of 150,000 shares to be issued by Ballad.

8. Mineral Properties and Deferred Costs (continued)

c) Rabbit North Properties (continued)

For a 70% interest:

- $130,000 cash on or before November 30, 2007;
- 150,000 shares of Ballad's capital stock on or before November 30, 2007; and
- Incur exploration and development expenditures totalling $400,000 as follows:
  - $100,000 on or before November 30, 2006; and
  - $300,000 on or before November 30, 2007.

Upon Ballad earning either a 50% or 70% interest in the mineral claims the parties shall enter into a joint venture for the further development of the property.

d) Rabbit South Properties

By an Option Agreement dated January 26, 2004 the Company may acquire a 100% interest (subject to a 3% NSR) in fifteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totalling $300,000 as follows:
  - $ 25,000 on execution of the Agreement (paid);
  - $ 40,000 on or before January 20, 2005 (paid);
  - $ 50,000 on or before January 20, 2006;
  - $ 50,000 on or before January 20, 2007;
  - $ 50,000 on or before January 20, 2008; and
  - $ 85,000 on or before January 20, 2009.

- Issue 300,000 shares of the Company's capital stock as follows:
  - 100,000 shares of Company's capital stock to be issued within ten days of TSX acceptance of the Agreement (issued at a price of $0.09 per share);
  - 100,000 shares on or before January 20, 2005 (issued at a price of $0.32 per share); and
  - 100,000 shares on or before January 20, 2006.

- Incur exploration and development expenditures totalling $1,500,000 as follows:
  - $200,000 on or before January 20, 2005;
  - $250,000 on or before January 20, 2006;
  - $300,000 on or before January 20, 2007;
  - $375,000 on or before January 20, 2008; and
  - $375,000 on or before January 20, 2009.

Further consideration includes the payment of advance royalties of $30,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one third of the 3% NSR for $1,000,000.

8. Mineral Properties and Deferred Costs (continued)

e) Whitehorse Properties

By a Letter Agreement dated January 27, 2005, the Company may acquire a 100% interest (subject to a 3% NSR) in eight mining leases, 16 crown granted mineral claims, and 200 mineral claims located in the Whitehorse Copper Belt, Yukon Territory for consideration of:

- Cash payments totalling $300,000 as follows:
  - $ 50,000 on or before February 11, 2005;
  - $ 100,000 on or before February 11, 2006; and
  - $ 150,000 on or before February 11, 2007.
- Issue 1,000,000 shares of the Company's capital stock as follows:
  - 200,000 shares of the Company's capital stock to be issued on or before February 11, 2005;
  - 400,000 on or before February 11, 2006; and
  - 400,000 on or before February 11, 2007.
- Incur exploration and development expenditures totalling $3,500,000 as follows:
  - $ 500,000 on or before February 11, 2006;
  - $1,500,000 on or before February 11, 2007; and
  - $3,500,000 on or before February 11, 2008.

The Company may at any time purchase NSR on the property for $1,000,000 for each percentage.

This Agreement is subject to regulatory approval.

9. Due to Related Parties

Amounts due to Directors, Officers and corporations controlled by the Directors and Officers are unsecured, non-interest bearing and have no specific terms of repayment, accordingly, fair value cannot be readily determined.

10. Share Capital

The authorized share capital of the Company is 50,000,000 shares without par value.
The Company has issued shares of its capital stock as follows:

	February 28, 2005		February 29, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance at beginning of year	12,147,757	$ 2,773,734	7,947,757	$ 2,351,734
Issued during the year for:				
Cash	16,718,334	1,240,200	4,000,000	400,000
Share subscriptions receivable	1,353,333	81,200	-	-
Mineral properties	300,000	53,000	200,000	22,000
Contributed surplus allocated	-	245	-	-
Share issue costs	-	(141,869)	-	-
Balance at end of year	30,519,424	**$ 4,006,510**	12,147,757	$ 2,773,734

10. Share Capital (continued)

Transactions for the Issue of Share Capital
During the Year Ended February 28, 2005:

a) The Company competed a private placement financing consisting of 16,666,667 units at a price of $0.06 per unit for total consideration of $1,000,000. Of the issue, 3,733,334 units consisted of one "flow-through" share and one share purchase warrant and 12,933,333 units consisted of one ordinary share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.10 per share on or before January 19, 2007. At February 28, 2005, an amount totaling $81,200 remains as share subscriptions receivable (subsequently received).

The Company paid a finders fee of $62,080 on this transaction.

b) The Company completed a private placement financing consisting of 1,000,0000 units at a price of $0.28 per unit for total consideration of $280,000. Each unit consists of one share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.35 per share on or before February 10, 2007.

c) The Company issued 400,000 shares at a price of $0.10 per share for total consideration of $40,000 for the exercise of share purchase warrants.

d) The Company issued 5,000 shares at a price of $0.28 per share for total consideration of $1,400 for the exercise of stock options.

In addition, an amount totaling $245 representing stock-based compensation recognized on vesting of the above stock options has been allocated to share capital.

e) The Company issued 200,000 shares for the acquisition of the Rabbit South property as described in note 8d as follows: 100,000 at a price of $0.09 per share; and 100,000 at a price of $0.32 per share.

f) The Company issued 100,000 shares at a price of $0.12 per share for the acquisition of the Rabbit North property as described in note 8c.

g) The Company incurred share issue costs totaling $79,789 representing income tax benefits renounced in the current period related to flow-through shares issued during the year ended February 28, 2005.

During the Year Ended February 29, 2004:

a) The Company completed a private placement financing by the issue of 4,000,000 units at a price of $0.10 per unit for a total consideration of $400,000. Of the issue, 600,000 units consisted of one "flow-through" share and one share purchase warrant and 3,400,000 units consisted of one ordinary share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional ordinary share at a price of $0.10 per share on or before September 10, 2005.

b) The Company issued 200,000 shares at a price of $0.11 per share for the acquisition of the Rabbit North mineral properties described in note 8c.

10. Share Capital (continued)

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company's stock options as of February 28, 2005 and February 29, 2004 and changes during the years then ended is as follows:

	February 28, 2005		February 29, 2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,200,000	$ 0.28	-	$ -
Granted	-	-	1,200,000	0.28
Exercised	(5,000)	0.28	-	-
Options outstanding, end of year	1,195,000	$ 0.28	1,200,000	$ 0.28

At February 28, 2005, the Company had outstanding stock options to acquire 1,195,000 shares at a price of $0.28 per share on or before October 2, 2005.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 21,266,667 as follows:

Number	Exercise Price	Expiry Date
3,600,000	$ 0.10	September 10, 2005
16,666,667	$ 0.10	January 19, 2007
1,000,000	$ 0.35	February 10, 2007
21,266,667		

Contributed Surplus

	2005	2004
Balance, beginning of year	$ 58,716	$ -
Stock based compensation	-	58,716
Contributed surplus allocated	(245)	-
Balance, end of year	$ 58,471	$ 58,716

11. Income Taxes

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	February 28, 2005	February 29, 2004
Loss for the year before taxes	$ (492,273)	$ (544,385)
Statutory Canadian corporate tax rate	35.62%	35.62%
Anticipated tax expense (recovery)	(175,348)	(193,910)
Change in tax rates resulting from:		
Effect of tax rate change	-	29,925
Unrecognized items for tax purposes	59,746	55,607
Future tax assets valuation allowance	35,813	108,378
Future income tax recovery	$ (79,789)	$ -

The significant components of the Company's future tax assets are as follows:

	February 28, 2005	February 29, 2004
Property, plant and equipment	$ 1,478	$ 1,260
Exploration and development deductions	242,473	284,466
Non-capital loss carry forwards	463,131	385,543
	707,082	671,269
Valuation allowance	(707,082)	(671,269)
Net future tax assets	$ -	$ -

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $1,300,198 expire as follows:

2006	$ 81,898
2007	114,250
2008	188,660
2009	191,700
2010	161,266
2014	221,756
2015	340,668
	$ 1,300,198

At February 28, 2005, the Company has unclaimed resource and other deductions in the amount of $674,535 (2004 - $798,612) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has share issue costs totalling $49,664 (2004 - $13,438) which have not been claimed for income tax purposes.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

12. Related Party Transactions

a) Management fees of $30,000 (2004 - $30,000) were incurred with a corporation controlled by the Chief Financial Officer of the Company.

b) Finders fees totalling $62,080 were incurred with a relative of the President of the Company.

c) Consulting fees totalling $27,000 (2004 - $15,000) were incurred with the former President of the Company.

d) Interest of $13,209 (2004 - $11,702) and rent of $27,000 (2004 - $27,000) were incurred with a corporation controlled by an Officer of the Company.

e) Accounting services totalling $10,823 (2004 - $Nil) were incurred with a corporation controlled by an Officer of the Company.

f) The Chief Financial Officer of the Company is also the Chief Financial Officer of Ballad Gold & Silver Ltd., the optionee of the Company's Rabbit North properties described in Note 8c.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

13. Supplemental Cash Flow Information

The Company incurred non-cash financing and investing activities during the year ended February 28, 2005 and February 29, 2004 as follows:

	February 28, 2005	February 29, 2004
Non-cash financing activities:		
Loan payable	$ -	$ 662
Issue of share capital for:		
Share subscriptions receivable	81,200	-
Mineral properties	53,000	22,000
Share issue costs	(79,789)	-
	$ 54,411	$ 22,662
Non-cash investing activities:		
Acquisition cost of temporary investments	$ (50,868)	$ -
Acquisition of mineral properties	(53,000)	(22,000)
Mineral property option proceeds received	36,000	-
	$ (67,868)	$ (22,000)

14. Commitment

The Company entered into Flow-through Share Subscription Agreements during the year ended February 28, 2005 whereby it is committed to incur on or before December 31, 2005 and renounce to the subscribers, a total of $224,000 of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada. Commencing March 1, 2005, the Company will be liable to pay a tax of approximately 5% per annum, calculated monthly on the unspent portion of the commitment.

15. Subsequent Events

By an Option Agreement dated March 2, 2005, the Company may acquire a 100% interest in eighty mineral claims located near La Serena, Chile for consideration of:

- Cash payments totaling $760,928 as follows:
  - $460,928 on or before December 31, 2005 as repayment of costs;
  - $90,000 on or before June 30, 2005;
  - $100,000 on or before October 31, 2005; and
  - $110,000 on or before February 28, 2006.

- Issue 1,000,000 shares of the Company capital stock as follows:
  - 350,000 shares of the Company's capital stock to be issued within ten days of TSX acceptance of the Agreement;
  - 325,000 shares on or before March 2, 2006; and
  - 325,000 shares on or before March 2, 2007.

- Incur exploration and development expenditures totalling $3,500,000 as follows:
  - $500,000 on or before December 31, 2005;
  - $1,000,000 on or before June 30, 2006; and
  - $2,000,000 on or before June 30, 2007.

16. Comparative Figures

Certain comparative figures have been reclassified to conform to the current years financial statement presentation.

GLOBAL HUNTER CORP.
(formerly Auterra Ventures Inc.)

Management Discussion and Analysis pertaining to the Year Ended Audited Financial Statements

February 28, 2005

GLOBAL HUNTER CORP.
(formerly Auterra Ventures Inc.)
Management Discussion and Analysis

Date of Report: June 27, 2005

For the year ended February 28, 2005 Global Hunter Corp. (BOB.V) (the "Company") prepared this Management Discussion and Analysis following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended February 28, 2005 and February 29, 2004. This discussion and analysis as of June 27, 2005 provides information on the operations of The Company for the year ended February 28, 2005 and subsequent to the quarter end.

OVERVIEW

Global Hunter Corp. is a mineral exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BOB.V". The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

A special resolution was passed by the shareholders of the Company on February 23, 2005 to change the name of the company from Auterra Ventures Inc. Effective February 24, 2005 the Company changed its name from Auterra Ventures Inc.

Global Hunter Corp. is actively exploring several base metal and precious metal properties in Canada and Chile.

MINERAL PROPERTIES

Rabbit North Property

In December 2002, The Company entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 kilometres southwest of the Afton copper-gold mine near Kamloops, British Columbia, Canada.

The Rabbit North property is a 2,200 hectare block of mineral claims located 25 kilometres southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines, are all close by.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad Gold & Silver Ltd. (BGS.V) pursuant to an option agreement at Rabbit North.

Hole No	Core Size	Interval (m.)	Length (m.)	Au g/t	Cu %
7	NQ2	0-86	86	0.17	0.18
7	NQ2	Incl. 26-42	16	0.30	0.41
7	NQ2	Incl. 18-50	32	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

Seven holes (811 metres) were completed on time and within budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 grams per tonne gold over an 8 metres intercept. Drilling holes 3 and 4 has now indicated that this zone appears to have a true width of 2.8 metres. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 metres. Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval (m.)	Length (m.)	Au (grams per tonne)
2	NQ2	50-54	4	2.28
2	NQ2	118-122	4	5.10
3	NQ2	54.1-56	1.9	2.39
4	NQ2	72.8-76	3.2	1.42

The property is centred over a large (over 8,000 hectares) alkaline type porphyry copper-gold alteration system, similar in nature to the system that hosts the nearby Afton deposit. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 tonnes @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

Historically, the past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper- gold mineralization. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drill tested. A drilling campaign in 1997 uncovered an important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 metres with the best interval having 27.6 g/t Au over 2 metres. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

A second historical exploration development at Rabbit North was the 1996 Enzyme Leach exploration over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150 metres below surface. The large size of the alteration system and its similarities to alkaline environments like Afton indicate the potential for very significant copper-gold mineralization at Rabbit North.

On January 28, 2004, the Company entered into a Mineral Property Option Agreement (the "Agreement") with Ballad Gold & Silver Ltd. ("Ballad"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of The Company in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and The Company.

The underlying option agreement provides The Company with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years.

The requirements for the year ended February 29, 2004 were satisfied as follows: 100,000 shares were issued upon acceptance for filing by the TSX Venture Exchange, a further 100,000 shares were issued on November 30, 2003; $35,000 cash was paid to the property owners, and $41,713 (net of recoveries) worth of exploration work incurred during the period.

The requirements for the year ended February 28, 2005 were satisfied as follows: 200,000 shares were issued by Ballad and $177,517 worth of exploration work incurred during the period.

The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash.

Rabbit South Property - British Columbia, Canada

By an Agreement dated January 26, 2004, the Company was granted the sole and exclusive right and option to acquire a 100% undivided right, title and interest in and to the Rabbit South gold-copper property, located 20 km southwest of Kamloops in British Columbia, Canada, by issuing 300,000 shares (200,000 shares were issued during the year ended February 28, 2005), paying $300,000 in cash ($65,000 paid during the year ended February 28, 2005), and completing $1,500,000 worth of work staged over 5 years.

The Rabbit South property is a southern extension of the copper gold alteration system at Rabbit North. Previous operators drilled a portion of the Rabbit South system extensively and established the existence of a large body of lower grade molybdenum mineralization.

The larger portion of the property remains relatively untested and is considered to have significant potential for copper-gold mineralization. As on the Rabbit North property, a prominent enzyme leach anomaly is present on the Rabbit South property and represents excellent targets for drill testing. In particular, a large circular coincidental IP chargeability, ground and airborne magnetometer anomaly, multi-element soil geochemical, and enzyme leach anomaly to test for alkaline copper-gold porphyry mineralization. This anomaly, referred to as Target A, measures approximately 1,500 metres in diameter and has not previously been drill tested. Previous rock sampling in this target area by the property owner returned values up to 444 parts per billion gold and 1,920 parts per billion copper.

Subsequent to the year ended February 28, 2005, the Company initiated a 2,000 metre diamond drilling program designed to confirm and expand on the known molybdenum zone mineralization and to provide initial coverage at Target A.

Whitehorse Copper Gold Property-Yukon, Canada

On January 27, 2005 the Company entered into an Option Agreement with H. Coyne and Sons Ltd. to acquire a 100% interest in 9 mining leases, 18 crown granted mineral claims and approximately 200 mineral claims near Whitehorse Yukon, Canada (the "Whitehorse Property").

The Whitehorse Property covers a 30 kilometre long belt of copper bearing skarns occurring at or near the contact between diorites and sediments. Historically the Whitehorse Copper Belt produced copper and gold from several open pits and underground mines. Production numbers reported for the belt between 1967 and 1982 when operations ceased are 267,490,930 pounds of copper, 224,565 ounces of gold, and 2,837,631 ounces of silver from 11,017,738 tonnes of ore milled (average grades approximately 1.1% Cu, 0.63 g/t Au, and 7.98 g/t Ag). The current owners acquired the majority of the claims in 1998 from Hudson Bay Mining and Smelting Co. Limited.

In June, 2000, the owners conducted a detailed review of previous information and initial geophysical surveys culminating in the drilling of two diamond drill holes to test anomalies. The first hole, GIN-1 intersected 20.42 metres of exoskarn mineralization, not all the core was split for assay and the significant results are tabulated below.

Hole GIN-1

From (m)	To (m)	Intersection (m)	Cu (%)
89.8	92.3	2.5	10.97
92.3	95.7	3.4	not assayed
95.7	96.6	1.0	0.51
96.6	101.4	4.8	not assayed
101.4	105.2	3.9	0.90

The second hole GIN-2 failed to intersect the contact zone between the sediments and diorite.

The Company may acquire a 100% interest in the Property by paying $300,000, issuing 1 million common shares and expending $3.5 million in exploration over 3 years. The vendor will retain a 3% NSR over all claims on which underlying royalties do not exist and the difference between 3% and the underlying royalty on all other claims. The Company has the option to acquire the vendor's NSR for $1 million for each 1%.

The Option Agreement is subject to acceptance by the TSX Venture Exchange.

Corona de Cobre, Chile

Subsequent to the year ended February 28, 2005, the Company announced that it had entered into an Option Agreement to acquire a 100% interest in eighty mineral claims located near La Serena, Chile for the following consideration:

Cash payments totalling $760,298 as follows:

- $460,928 on or before December 31, 2005 as repayment of costs;
- $90,000 on or before June 30, 2005;
- $100,000 on or before October 31, 2005; and
- $110,000 on or before February 28, 2006.

Issue 1,000,000 shares of the Company capital stock as follows:

- 350,000 shares of the Company's capital stock to be issued within ten days of TSX acceptance of the Agreement;
- 325,000 shares on or before March 2, 2006; and
- 325,000 shares on or before March 2, 2007.

Incur exploration and development expenditures totalling $3,000,000 as follows:

- $500,000 on or before December 31, 2005; and
- $3,000,000 on or before June 30, 2007.

The Corona de Cobre property covers over 17,000 hectares and lies within the Coastal Belt of the Andean Cordillera of Chile, often referred to as the Chilean Iron Belt. The property is located approximately seventy kilometres north of the city of La Serena and is cut by the Pan American Highway, is readily accessible to water, the electrical power grid and rail lines.

The property is underlain by lower Cretaceous aged andesites in contact with mid-Cretaceous aged granodiorites of the Coastal Batholith. Copper +/- gold mineralization is hosted in a number of shear zones within the Atacama Fault Zone. One of these structures, Los Posadas, has been traced for over 2,400 metres of strike length, averaging between 40 and 60 metres in width with copper oxide mineralization to an average depth of 140 metres.

Recent exploration on the property focused mostly on one shear zone, Las Posadas, where previous work has outlined significant copper oxide/sulphide +/- gold mineralization. Substantial potential exists for additional shear zone hosted mineralization, including previously identified structures relatively similar in nature to Las Posadas. Previous work on the current land package has also identified larger scale targets for Iron Oxide Copper-Gold (IOCG) and porphyry copper-gold styles of mineralization that are represented by several large alteration and mineralized zones.

The Option Agreement is subject to acceptance by the TSX Venture Exchange.

Other Properties - British Columbia, Canada

Cairn Gold Properties

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares in the Toodoggone Mining District, an area with a history of exploration and mining and home to both producing and past-producing gold, silver and copper deposits including the Kemess South Mine owned by Northgate Exploration Ltd., and the past producing Lawyers, Baker and Shasta gold deposits located to the north of the Cairn claims. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia.

The Cairn property contains structurally-controlled skarn showings with copper, zinc and silver. Two discovery locations on the property have been targeted for exploration and provided samples with mineralization of up to 9.99% Cu, 245 g/t Ag, 8.8% Zn. In addition, independent samples collected by Royal Oaks Mines Inc. during 1998 reportedly returned up to 11.85% Cu and 17.2% Zn.

Royal Oak attempted to acquire an interest in the Cairn property but negotiations were terminated when Royal Oak was unable to meet the Issuer's terms. Northgate explorations, the successor of Royal Oak, has also in the past attempted to acquire an interest in the Cairn. No agreement was concluded.

During the year ended February 29, 2004, in accordance with Accounting Guideline 11 - Enterprises in the Development Stage, the Company was required to write down the Company's property where no exploration was conducted in prior 3 years. The management of the Company resolved to write down the value of the properties to a nominal value. This write down for accounting purposes in no way affects The Company's view of future prospects for these claims. The Company is monitoring exploration in the area and is developing a plan for further exploration of these claims.

Castle Mountain Property

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Golden Eagle Gold Property

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, the Issuer believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

The Company holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

In September 2000, The Company entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company. The Company had the right to earn a 70% undivided interest in the AR property by making cash payments to Cabin Creek totalling $185,000 over a 5 year period and issuing 100,000 common shares of the Issuer. The Company was also responsible for funding exploration costs totalling $250,000 over a period of five years.

During the year ended February 28, 2005 the Company's management resolved to write-off the AR Property. The Company recorded $106,112 loss on write-off of the AR Property at February 28, 2005.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Furniture and fixtures 20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company adopted the revised requirements of the CICA Handbook Section 3870 effective March 1, 2003, whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the last three audited fiscal years ended February 28, 2005, February 29, 2004, and February 28, 2003:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
	$	$	$
Revenue	-	-	-
Net loss	(412,484)	(544,385)	(191,415)
Basic and diluted loss per share	(0.03)	(0.06)	(0.02)
Total assets	1,011,131	327,401	447,199

The significance of these numbers is discussed under "Results of Operations" and "Liquidity and Capital Resources".

RESULTS OF OPERATIONS

The Company had no revenue in the current period and in the past three years presented in the table above. The Company finances its operations mainly by equity financing and advances from related parties. Net loss for the year ended February 28, 2005 was $412,484, or $0.03 per share, comparable to the net loss of $544,385 for the period ended February 29, 2004. In both instances, the losses were effected by write downs of resource property costs (2005 - $106,112 for the the AR Platinum Palladium Property and 2004 - $238,739 for the Cairn, Castle Mountain, and Golden Eagle properties). During the year ended February 28, 2005, the Company also recorded a $43,882 loss on write-off of accounts receivable as a result of a bad debt and a $26,838 loss on long term debt settlement.

The general trend is for most general and administrative expenses to increase now that the Company is more actively working on projects. For example, Consulting fees, Office and miscellaneous fees, and Travel and promotion expenses were all higher during the year ended February 28, 2005.

Shareholder communication expenditures for the years ended February 28, 2000 and February 29, 2004, were reported as travel and promotion expenditures; the Company has become a regular attendee at industry conferences, mainly in North America.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected unaudited financial information for each of the last eight quarters:

Description	**Feb 28 2005 $**	**Nov. 30 2004 $**	**August 31 2004 $**	**May 31 2004 $**	**Feb 29 2004 $**	**Nov 30 2003 $**	**August 31 2003 $**	**May 31 2003 $**
Net Revenues:	0	0	0	0	0	0	0	0
Net income or loss:								
Total	(130,270)	(155,003)	(54,820)	(152,180)	(173,845)	(278,906)	(56,350)	(35,284)
Per share	(0.01)	(0.01)	(0.00)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)

Quarterly results are highly variable for exploration companies depending on whether the company has abandoned any properties or granted any stock options. Losses

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2005, the Company had a working capital of $426,764 (February 29, 2004: ($396,823)).

The Company has no revenue generating operations from which it can internally generate funds. It relies on the sale of its own shares as needed. Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations and exploration programs.

In the year ended February 28, 2005, the Company completed two private placements:

a) On January 19, 2005, the Company closed a non-brokered private placement of 16,666,667 units at $0.06 per unit. Each unit consists of one common share and one two-year share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.10 per share. 3,733,334 shares of the private placement were issued on a flow-through basis.

b) On February 9, 2005, the Company closed a non-brokered private placement of 1,000,000 units at a price of $0.28 per unit, which was announced on January 24, 2005. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant will entitle the purchaser to purchase one additional share exercisable for a period of two years, at a price of $0.35 per share. In the event that the closing price of the Company's shares exceeds $1.20 for a period of 20 consecutive trading days, at the Company's election, the exercise period ("Exercise Period") will be reduced to 30 days commencing on the date following the date the Company provides to the Holder notice of the commencement of the Exercise Period and the Warrants will thereafter expire at 4:30 p.m. (Vancouver Time) on the last day of the 30 day Exercise Period referenced above. The shares and any shares issued upon exercise of the warrants shall not trade on or before March 25, 2005 under the BC Securities Act and the TSX Venture Exchange Policies.

SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

Authorized:

50,000,000 common shares without par value

	February 28, 2005		February 29, 2004	
Issued:	Number of Shares	$	Number of Shares	$
Balance at the beginning of period	12,147,757	2,773,734	7,947,757	2,351,734
For cash:	16,718,334	1,240,200	4,000,000	400,000
Share subscriptions receivable	1,353,333	81,200	-	-
For mineral properties	300,000	53,000	200,000	22,000
Contributed surplus allocated	-	245		
Share Issue Costs	-	(141,869)	-	-
Balance at the end of period	30,519,424	4,006,510	12,147,757	2,773,734

Share Purchase Warrants

At February 28, 2005, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,600,000	$0.10	September 10, 2005
16,666,667	$0.10	January 19, 2007
1,000,000	$0.35	February 10, 2007
21,266,667		

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company's stock options as of February 28, 2005 and February 29, 2004 and changes during the periods then ended is as follows:

	February 28, 2005		February 29, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,200,000	$0.28	-	-
Granted	-	-	1,200,000	$0.28
Exercised	5,000	0.28	-	-
Options outstanding and exercisable at end of period	1,195,000	$0.28	1,200,000	$0.28

At February 28, 2005, the Company had stock options outstanding to acquire 1,195,000 common shares (with a weighted average remaining life of 0.59 years) at a price of $0.28 per share on or before October 2, 2005.

Effective March 1, 2003, the Company adopted a fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. No compensation expense has been recognized in the statement of operations during the year ended February 28, 2005, as no stock options were granted.

OFF BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

a. Management fees of $30,000 (2004 - $30,000) were incurred with a corporation controlled by the Chief Financial Officer of the Company.

b. Consulting fees totalling $27,000 (2004 - $15,000) were incurred with the former President of the Company.

c. Interest of $13,209 (2004 - $11,702) and rent of $27,000 (2004 - $27,000) were incurred with a corporation controlled by an Officer of the Company.

d. Accounting services totalling $10,823 (2004 – Nil) were incurred with a corporation controlled by an Officer of the Company.

e. The Chief Financial Officer of the Company is also the Chief Financial Officer of Ballad Gold &

Silver Ltd., the optionee of the Company's Rabbit North properties.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

FOURTH QUARTER

There were no major items that affected operations in the fourth quarter.

CHANGES IN ACCOUNTING POLICIES

The Company is required to adopt recent changes to accounting standards on stock based compensation which will require it to exercise the fair value method of accounting to cover all stock option grants.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payables and accrued liabilities.

OTHER INFORMATION

Subsequent to the year ended February 28, 2005, Brian Harris resigned as President and Director of the Company and was replaced by Rod Husband, P. Geo.

RISKS AND UNCERTAINTIES

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD-LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

GLOBAL HUNTER CORP.

Stock Exchange	TSX Venture Exchange
Symbol	BOB.V
Management Team	Rod Husband, P. Geo.; Director and President Ray Roland: Director and Chief Financial Officer
Independent Directors	Vic Berar Tom Torrance Stephen Kenwood, P. Geo.
Auditors	Jones Richards & Co., Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	300 – 905 West Pender Street Vancouver, British Columbia Canada V6C 1L6 Tel: (604)681-4653 Fax: (604)683-6557

82-4653

FORM 52-109F2
CERTIFICATION OF ANNUAL FILINGS

I, Rod Husband, President and CEO of Global Hunter Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Hunter Corp. for the period ending February 28, 2005.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented by the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 28, 2005

"Rod Husband"
Rod Husband
President and CEO

82-4653

FORM 52-109F2
CERTIFICATION OF ANNUAL FILINGS

I, Raymond Roland, Chief Financial Officer of Global Hunter Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Hunter Corp. for the period ending February 28, 2005.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented by the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 28, 2005

"Raymond Roland"
Raymond Roland
CFO